November 8, 2010
Via EDGAR & Facsimile
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Gas Natural Inc. Request for Acceleration of Registration Statement on Form S-1 SEC File No. 333-167859
Dear Mr. Owings,
With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Gas Natural Inc. (the “Company”), that that the Registration Statement be declared effective as soon as possible after the filing of Amendment No. 5 to the Registration Statement, and by 5:00 p.m., on November 9, 2010 or as soon as possible thereafter.

Very truly yours, JANNEY MONTGOMERY SCOTT LLC
By:	/s/ Joseph D. Culley, Jr.
Name:	Joseph D. Culley, Jr.
Title:	Managing Director Head of Infrastructure Group